UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CNA Surety Corporation
(Name of Subject Company (Issuer))

CNA Financial Corporation
(Names of Filing Persons (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

12612L1008
(CUSIP Number of Class of Securities)

Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of filing persons)
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
☑   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☑ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Excerpt: Tom Motamed Remarks, Third Quarter 2010 Investor Conference Call Held November 1, 2010
[...]
Before I report on our third quarter results, I would like to make a few comments about our announcement regarding CNA Surety. We announced today a proposal to acquire the public minority of CNA Surety for $22.00 per share and our intention to seek a negotiated transaction with a Special Committee of the company’s Board of Directors.
We believe a buy-in of the Surety minority is the natural next step for CNA and one that fits with the strategic objectives that we articulated when I joined the company.
CNA Surety is a business we know extremely well and this deal represents an opportunity to make an additional investment in our specialty franchise, while at the same time simplifying our ownership structure.
CNA Surety is a market leader in the surety industry. The company has a solid capital position and we believe that it will be well positioned to deliver consistent underwriting profitability as a wholly-owned subsidiary of CNA.
Following completion of this proposed transaction, we expect that CNA Surety will continue to run its business in a manner that is generally consistent with its current operations.
Craig will share some additional color on the transaction later in the call.
[...]
In addition to these third quarter highlights, we announced today a proposal to acquire the public minority of CNA Surety.

Excerpt: Craig Mense Remarks, Third Quarter 2010 Investor Conference Call Held November 1, 2010
[...]
Before turning it back to Tom, I would like to provide some additional information about our proposal to acquire the public minority of CNA Surety.
We view this deal as the natural next step for CNA and one that offers compelling benefits for the shareholders of both companies.
Our proposal of $22.00 per share provides CNA Surety’s minority shareholders the opportunity to monetize their investment at a substantial premium to the current and historical stock price.
Our proposal represents a 14% premium to CNA Surety’s last closing price and a 13% premium to its recent 52-week high. Our proposal also represents a 24% premium over Surety’s closing stock price one month ago and a 31% premium over its closing stock price three months ago.
$22.00 per share is a 1.17x multiple to CNA Surety’s September 30th tangible book value per share excluding net unrealized gains.
We are moving forward with this proposed transaction at this time — recognizing that CNA Surety hit a new 52-week high last week — because we believe this is the right strategic move for both CNA and CNA Surety.
CNA has the balance sheet strength and financial flexibility to do this deal and repay the final $500 million of Loews preferred stock, all with internally available funds.
The proposed transaction allows us to invest in a business that we know well and, at our $22.00 proposed price, is expected to be modestly accretive to earnings and have only a slight impact on our capital position.
We believe that CNA Surety will be better positioned to deliver consistent underwriting profitability and compete with the large, diversified commercial lines companies it faces in the surety market over the long term as a wholly-owned subsidiary of CNA.
Assuming this transaction is completed, we expect that CNA Surety will continue to run its business in a manner that is generally consistent with its current operations. Continuity is very important to us and we will work hard to make sure this proposal does not interrupt the business operations of CNA Surety.

We intend to pursue the proposed transaction and seek to negotiate an agreement with a Special Committee of CNA Surety’s Board of Directors.
We have just initiated this transaction and we will not be able to share any information beyond what Tom and I have already outlined on this call.
[...]
Excerpt: Question and Answer Session, Third Quarter 2010 Investor Conference Call Held November 1, 2010
<Q — Amit Kumar>: Okay, maybe I can follow up offline on this. Just moving on in terms of the CNA Surety deal, have you had any discussions with the rating agencies on the deal, as well as the pay down of the remainder of the preferreds?
<A>: No. We have had — we’ve not had discussions with the rating agencies about the deal. And our expectations about the — I don’t think they would be surprised about our decisions around the preferred.

Additional Information and Where to Find It
This communication is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the SEC. CNA Surety stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. CNA Surety stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. CNA Surety stockholders will also be able to obtain these documents that are filed by CNA (when available) for free from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604.
Forward-Looking Statements
This communication may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA and include the possibility that negotiations with the special committee of CNA Surety may not be successful and the possibility that the transaction may not be completed on the terms described in this communication or at all, including as a result of changes in the business or prospects of CNA Surety. For a detailed description of other risks and uncertainties affecting CNA, please refer to CNA’s filings with the Securities and Exchange Commission, available at www.cna.com.
Any forward-looking statements made in this presentation are made by CNA as of the date of this communication. Further, CNA does not have any obligation to update or revise any forward-looking statement contained in this communication, even if CNA’s expectations or any related events, conditions or circumstances change.

5